                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                            The Union Corporation
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  906072103
                         ----------------------------
                                (CUSIP Number)



                            Joseph D. Lehrer, Esq.
     2000 Equitable Bldg., 10 S. Broadway, St. Louis, MO  (314) 241-9090
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               November 1, 1996
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))
                              Page 1 of 5 Pages

                                 SCHEDULE 13D


CUSIP NO.   906072103                            PAGE  2    OF  5     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


         PF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            360,000,  subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        360,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        360,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.28%
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14     TYPE OF REPORTING PERSON *

       IN

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
                                                                     Page 3 of 5
CUSIP NO. 906072103


                       AMENDMENT NO. 2 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of the Common Stock ("Stock") of The Union Corporation, a Delaware corporation ("Issuer"), 145 Mason Street, Greenwich, Connecticut 06830, in an initial filing of this
Schedule 13D on May 31, 1995, as amended by Amendment No. 1 filed on July 2, 1996. In this regard, Item 4, Item 5, and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4. Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

     The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer's business or corporate structure;

     (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (i)  any action similar to those enumerated above.

                                                                     Page 4 of 5
CUSIP NO. 906072103


ITEM 5. Interest in Securities of the Issuer.

     (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 360,000 shares of Stock in the manner hereinafter described:

                                                               Percentage of
                           Relationship to        Number of    Outstanding
 Shares Held in Name of    Reporting Person         Shares     Securities
-------------------------  --------------------  -----------   -------------
Woodbourne Partners L.P.(1)  Partnership           360,000         6.28%
                             Controlled by
                             Reporting Person
                                                  ________        ______
TOTAL                                              360,000         6.28%
                                                  ========        ======

     The foregoing percentages assume that the Issuer has 5,730,000 shares of Stock outstanding.

     All shares of Stock held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as the sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares of Stock owned by such partnership. Except for shares of Stock held in the name of the partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares of Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

_______________________

     (1) On November 1, 1996, all shares of Stock previously reported as beneficially owned by the Reporting Person, members of his family, family trusts or the partnership controlled by the Reporting Person were transferred to Woodbourne Partners, L.P.

                                                                     Page 5 of 5
CUSIP NO. 906072103


     (c)

      SALES IN THE                 NUMBER OF  PRICE PER    TRANSACTION MADE
         NAME OF            DATE    SHARES      SHARE          THROUGH
-------------------------  ------  ---------  ---------  --------------------
Woodbourne Partners, L.P.  7/1/97   14,000     26.3393      Goldman Sachs
Woodbourne Partners, L.P.  7/7/97    5,000     26.625       Goldman Sachs

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5.

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ John D. Weil
                                                 ------------------
                                                     John D. Weil



                                                 July 15, 1997